UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549-1004

FORM 11-K

(Mark One)

☒	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

	For the year ended December 31, 2003	Commission file number 001-09553

OR

☐	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

VIACOM 401(k) PLAN

(Full title of the plan)

VIACOM INC.

(Name of issuer of the securities held pursuant to the plan)

1515 Broadway

New York, New York  10036

(Address of principal executive offices)

VIACOM 401(k) PLAN

FINANCIAL STATEMENTS AND EXHIBIT

DECEMBER 31, 2003

INDEX

Pages

Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of net assets available for benefits at December 31, 2003 and 2002	2

Statement of changes in net assets available for benefits for the year ended December 31, 2003	3

Notes to financial statements	4 – 14

Schedule
Supplemental Schedule:
Schedule H, line 4i - Schedule of assets held at end of year	S – 1

All other schedules are omitted as not applicable or not required.

Signatures	S – 2

Exhibit:
23.1 Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of

The Viacom 401(k) Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Viacom 401(k) Plan (the “Plan”) at December 31, 2003 and 2002, and the changes in net assets available for benefits for the year ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.  These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held at end of year is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PRICEWATERHOUSECOOPERS LLP

New York, New York
June 25, 2004

VIACOM 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

(In thousands)

	At December 31,
	2003	2002
Assets
Cash and cash equivalents	$3,371	$48

Investments:
Investments, at fair value	823,201	1,095,634
Investments in master trust investment accounts	1,292,008	683,503

Receivables:
Employee contributions	1,919	1,889
Employer contributions	1,741	539
Due from broker for securities sold	482	327
Investment income	651	12
Total assets	2,123,373	1,781,952

Liabilities
Accrued expenses and other liabilities	394	297

Net assets available for benefits	$2,122,979	$1,781,655

The accompanying notes are an integral part of these financial statements.

VIACOM 401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

(In thousands)

Year Ended December 31, 2003
Additions to net assets attributed to:
Investment income:
Dividends	$5,495
Interest	1,956
Net appreciation in fair value of investments	93,852
Investment income from master trust investment accounts	188,308

Contributions:
Employee	112,178
Employer	37,260
Rollover	7,100

Plan transfers and mergers (Note 1):
Transfer from the Comedy Partners Employees’ Savings Plan	19,497
Transfer from the Spelling Entertainment Group Inc. 401(k) Savings Plan	9,986

Total additions	475,632

Deductions from net assets attributed to:
Benefits paid to participants	132,363

Plan expenses	1,776

Transfer to Viacom Employee Savings Plan (Note 1)	169
Total deductions	134,308

Net increase	341,324

Net assets available for benefits, beginning of year	1,781,655

Net assets available for benefits, end of year	$2,122,979

The accompanying notes are an integral part of these financial statements.

VIACOM 401(k) PLAN

NOTES TO THE FINANCIAL STATEMENTS

(Tabular dollars in thousands)

NOTE 1 - PLAN DESCRIPTION

The following is a brief description of the Viacom 401(k) Plan (the “Plan”) and is provided for general information only.  Participants should refer to the Plan document for more complete information regarding the Plan.

The Plan, sponsored by Viacom Inc. (the “Company”), is a defined contribution plan offered on a voluntary basis to substantially all of the Company’s employees.

Eligible full-time employees may become participants in the Plan following the attainment of age 21.  Part-time, freelance or project-based employees are eligible to participate in the Plan upon attainment of age 21 and completion of one thousand hours of service within a consecutive twelve-month period.  The Plan is subject to the provisions of the Internal Revenue Code of 1986, as amended, (the “Code”) and the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and is administered by a retirement committee appointed by the Company’s Board of Directors (the “Board”).

Plan Transfers and Mergers

In May 2003, the Company acquired the remaining 50% interest in Comedy Central that it did not already own. At that date, all active participants in the Comedy Partners Employees’ Savings Plan (the “Comedy Partners Plan”) became eligible to participate in the Plan and fully vested in their account balances.  Effective September 30, 2003, the net assets of the Comedy Partners Plan were merged into the Plan.

Effective April 1, 2003, the net assets of the Spelling Entertainment Group Inc. 401(k) Plan (the “Spelling Plan”) were merged into the Plan.

Effective January 1, 2003, the Company established the Viacom Employee Savings Plan (the “ESP”).  The ESP was established for employees who are covered by a collective bargaining agreement and are not entitled to receive employer matching contributions.  The net assets attributable to the participants in the Plan, who met this criteria, were transferred to the ESP.

In connection with the plan transfers and mergers, participants’ accounts were transferred to funds that the Investments Committee determined to be of similar nature.

Participant Accounts

Mellon Bank, N.A. (the “Trustee”) is the trustee and custodian of the Plan.  Certain Plan investments are shares of funds managed by the Trustee or companies affiliated with the Trustee and therefore qualify as a party-in-interest.

VIACOM 401(k) PLAN

NOTES TO THE FINANCIAL STATEMENTS

(Tabular dollars in thousands)

Each participant’s account is credited with the participant’s contributions, the employer matching contributions and the participant’s share of the Plan’s gains or losses, net of certain plan expenses.

Plan participants have the option of investing their contributions or existing account balances among seventeen investment options.  These investment options include master trust investment accounts (“Master Trust Investment Accounts” or “MTIAs”), commingled trust funds, registered investment companies (mutual funds) and Viacom Inc. Class B Common Stock.  Participants may also elect to open a self-directed brokerage account (“SDA”).  Participants may not contribute directly to the SDA, but may transfer balances to the SDA from other investment funds except the INVESCO Stable Value Fund (“INVESCO Fund”).  A participant may transfer up to 25% of his or her account balance (net of loans) to the SDA.  The initial transfer to the SDA may not be less than $2,500 and subsequent individual transfers may not be less than $1,000.

Contributions

The Plan permits participants to contribute up to 15% of annual compensation on a before-tax, after-tax or combination basis, subject to the Code limitations set forth below.  The level of employer matching contributions is entirely at the discretion of the Board for all participants in the Plan.  Effective February 1, 2003, the Board set the employer’s matching contribution at 60% of the first 5% of eligible compensation for the following twelve-month period. As a result of the Board’s February 1, 2002 election, the matching contribution from February 2002 through January 2003 was 50% of the first 5% of eligible compensation.

Any employee hired prior to June 1, 2003 who was immediately eligible to participate in the Plan was deemed to have authorized the Company to make before-tax contributions in the Plan in an amount equal to 3% of the employee’s eligible compensation. Any such deemed authorization took effect following the 45th day the employee became eligible to participate in the Plan.  However, a deemed authorization did not take effect if, during the 45-day period, the employee elected not to participate in the Plan or to participate at a different contribution rate.  For employees immediately eligible to participate in the Plan who are hired on or after June 1, 2003, the Plan was amended effective June 1, 2003 to increase the deemed contribution rate to 5% of the employee’s eligible compensation and the period in which the deemed authorization takes effect increased to 60 days.

Employer matching contributions are initially invested entirely in Viacom Inc. Class B Common Stock.  Fully vested participants can transfer employer matching contributions to any other investment fund offered under the Plan (see Note 5).  Participant contributions and gains or losses thereon are participant directed.  All participants who have attained age 50 before the close of the calendar year are eligible to make catch-up contributions.  These contributions are not treated as matchable contributions. Catch-up contributions can be made if the eligible

VIACOM 401(k) PLAN

NOTES TO THE FINANCIAL STATEMENTS

(Tabular dollars in thousands)

participants made the maximum contribution permitted under the Plan for a plan year.  The limit for catch-up contributions is $2,000 in 2003.

The Code limits the amount of annual participant contributions that can be made on a before-tax basis to $12,000 for 2003.  Total compensation considered under the Plan, based on Code limits, may not exceed $200,000 for 2003.  The Code also limits annual aggregate participant and employer contributions to the lesser of $40,000 or 100% of compensation in 2003.  All contributions made to the Plan on an annual basis may be further limited due to certain non-discrimination tests prescribed by the Code.

Vesting

Participants in the Plan are immediately vested in their own contributions and earnings thereon.  Employer matching contributions vest at 20% per year of service, becoming fully vested after five years of service.  Transition rules apply to participants of plans that were merged into the Plan.  If participants terminate employment prior to being vested in their employer matching contributions and receive a distribution of the vested portion of their account, the non-vested portion of their account is forfeited and may be used to reduce future employer matching contributions and to pay administrative expenses.  Employer matching contributions of approximately $885,000 and $1,518,000 were forfeited in 2003 and 2002, respectively.  The Company utilized forfeitures of approximately $2,189,000 to reduce matching contributions and $467,000 to pay administrative expenses during 2003. Existing forfeitures were also increased by investment income of $110,000 on forfeited accounts and the transfer of forfeitures of $859,000 in connection with the merger of the Spelling Plan.  As of December 31, 2003 and 2002, the Company had forfeitures of approximately $695,000 and $1,497,000, respectively, available to be used as noted above.

Loans to Participants

Participants may request a loan for up to the lesser of 50% of the participant’s vested account balance or $50,000, reduced by the highest outstanding balance of any Plan loan made to the participant during the twelve-month period ending on the day before the loan is made.  The minimum loan available to a participant is $500.  The interest rate on participant loans is one percentage point above the annual prime commercial rate (as published in the Wall Street Journal) on the first day of the calendar month in which the loan is approved, with principal and interest payable not less than quarterly through payroll deductions.  Only one loan may be outstanding at any time. Participants may elect repayment periods from 12 to 60 months commencing as soon as administratively possible following the distribution of the loan.  The Plan allows participants to elect a repayment term of up to 300 months for loans used for the acquisition of a principal residence.  Repayments of loan principal and interest are allocated in accordance with the participants’ then current investment elections.

VIACOM 401(k) PLAN

NOTES TO THE FINANCIAL STATEMENTS

(Tabular dollars in thousands)

The loans outstanding carry interest rates ranging from 5.0% to 11.74% as of December 31, 2003.

Distributions and Withdrawals

Earnings on both employee and employer contributions are not subject to income tax until they are distributed or withdrawn from the Plan.

Participants in the Plan, or their beneficiaries, may receive their vested account balances in a lump sum or in installments over a period of up to 20 years in the event of retirement, termination of employment, disability or death.  Participants must receive a required minimum distribution upon attainment of age 70 1/2 unless they are still employed.

Participants who have been in the Plan or affiliated plans at least five years may elect to withdraw up to 100% of their employer matching contribution account and earnings thereon, attributable to contributions made before September 1, 2001.  Participants who have participated less than five years are limited to withdrawing vested employer matching contributions made at least two years prior to the withdrawal, including earnings thereon, attributable to contributions made before September 1, 2001.  In addition, participants in the Plan may receive part or all of their after-tax and rollover contributions.  Upon attainment of age 59 1/2, participants may withdraw all or part of their before-tax contributions and earnings thereon.  The Plan limits participants to two of the above withdrawal elections in each calendar year.

A participant may obtain a financial hardship withdrawal of the vested portion of employer matching contributions and before-tax contributions provided that the requirements for hardship are met and only to the extent required to relieve such financial hardship.  There is no restriction on the number of hardship withdrawals permitted.

Plan Expenses

The fees for investment of Plan assets are charged to the Plan’s investment funds.  Certain administrative expenses, such as legal and accounting fees, may be paid by the Plan using forfeitures as described above or may be paid by the Company.  Recordkeeping and trustees fees are paid from participant accounts.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accrual method of accounting is used for financial statement presentation.

VIACOM 401(k) PLAN

NOTES TO THE FINANCIAL STATEMENTS

(Tabular dollars in thousands)

Investment Valuation and Income Recognition

Short-term money market obligations are carried at cost which approximates fair value due to the short-term maturity of these investments.

Viacom Inc. Class A Common Stock and Class B Common Stock and investments in registered investment companies are reported at fair value based on quoted market prices on national security exchanges.  The fair value of investments in separate accounts is determined by the Trustee based upon the fair value of the underlying securities.  The fair value of investments in commingled trust funds are determined by each fund’s trustee based upon the fair value of the underlying securities. Participant loans are recorded at cost, which approximates fair value.  Cash and cash equivalents are valued at cost plus accrued interest, which approximates market value.  Interest income is accrued as earned and dividend income is recorded on the ex-dividend date.

Interest in Master Trust Investment Accounts

The Company and certain affiliated companies entered into a master trust agreement (the “Master Trust”) to invest the assets of the Plan as well as affiliated companies’ plans.  Pursuant to the Master Trust, the Trustee has created six MTIAs.  Prior to March 1, 2003, the MTIAs consisted of the INVESCO Fund and the Putnam Large Cap Growth Fund (the “Putnam Fund”).  During March 2003, four additional MTIAs were formed, the Barclays Global Investors S&P 500 Index Fund, Mellon Bank EB SMAM Aggregate Bond Index Fund, Mellon Capital Tactical Asset Allocation Fund and The Boston Company Large Cap Value Fund.  The Mellon Bank EB SMAM Aggregate Bond Index Fund, Mellon Capital Tactical Asset Allocation Fund and The Boston Company Large Cap Value Fund are each managed by a division or affiliate of the Trustee, a party-in-interest to the Plan. Prior to forming the MTIAs, these investments were held by the plan as commingled trust funds. Each of these MTIAs is maintained exclusively for the Master Trust.  Each participating plan has an undivided interest in the MTIAs.

The INVESCO Fund invests primarily in benefit-responsive guaranteed investment income contracts, separate accounts and synthetic guaranteed investment contracts.  The fair value of a unit of participation in the INVESCO Fund is determined by the Trustee based on the contract value of the underlying investments, which represents the aggregate amount of deposits thereto, plus interest at the contract rate, less withdrawals.  The fair value of a unit of participation in all other MTIAs is determined by the Trustee based on the quoted market prices of the underlying securities. Net investment assets and net earnings/losses on the MTIAs are allocated daily to the plans investing in the MTIAs based on each plan’s proportionate interest.  Income is distributed to participants based on their respective account balances.

VIACOM 401(k) PLAN

NOTES TO THE FINANCIAL STATEMENTS

(Tabular dollars in thousands)

Security Transactions

Purchases and sales of securities are recorded on the trade date.  The average cost basis is used to determine gains or losses on security dispositions.

The Plan presents in the statement of changes in net assets available for benefits, the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Payment of Benefits

Benefits are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan to make estimates and assumptions, such as those regarding fair value of investments, that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period.  Actual results could differ from those estimates.

NOTE 3 – RISKS AND UNCERTAINTIES

The Plan provides for various investment options.  Investment securities are exposed to various risks such as interest rate, market and credit.  Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of such securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

VIACOM 401(k) PLAN

NOTES TO THE FINANCIAL STATEMENTS

(Tabular dollars in thousands)

NOTE 4 – INVESTMENTS

Individual investments representing 5% or more of the Plan’s net assets available for benefits are identified below:

	At December 31,
	2003	2002
Viacom Inc. Class B Common Stock (a)	$455,931	$405,536
Barclay’s Global Investors S&P 500 Index Fund MTIA (b)	$449,866	$345,869
INVESCO Stable Value Fund MTIA	$574,495	$568,988
Putnam Large Cap Growth Fund MTIA	$142,204	$114,515

(a)   Includes nonparticipant-directed amounts of $18,020 in 2003 and $12,731 in 2002.

(b)   This MTIA was formed on March 1, 2003.  Prior to this date, this investment was held by the Plan as units of the underlying commingled trust funds.

During the year ended December 31, 2003 the Plan’s investments (including gains and losses on investments bought, sold and held during the year) appreciated as follows:

Registered investment companies (mutual funds)	$51,407
Viacom Inc. Class A and B Common Stock	38,900
Common stocks	3,465
Commingled trusts	46
Preferred stocks	34
Net appreciation	$93,852

NOTE 5 – NONPARTICIPANT-DIRECTED INVESTMENTS

Employer matching contributions are initially invested entirely in Viacom Inc. Class B Common Stock.  Effective April 1, 2002, the Plan was amended to permit participants who are fully vested in their Company matching contributions to transfer these contributions out of the Viacom Stock Fund into any other investment option.  Prior to April 1, 2002, only participants attaining age 55 and completing 10 years of service, could elect to reallocate each year up to 20% of the value of the restricted funds determined as of the last day of the preceding plan year.

VIACOM 401(k) PLAN

NOTES TO THE FINANCIAL STATEMENTS

(Tabular dollars in thousands)

Information about the net assets of nonparticipant-directed investments are as follows:

	At December 31,
	2003	2002
Net Assets:
Viacom Inc. Class A Common Stock	$103	$90
Viacom Inc. Class B Common Stock	$18,020	$12,731

The increase in non-participant directed investments primarily reflects additional employer matching contributions for participants not fully vested in the plan and earnings on these investments partially offset by the transfer of balances that became fully vested during 2003.

NOTE 6 - INCOME TAX STATUS

The Internal Revenue Service issued a determination letter dated May 20, 2003, stating that the Plan continues to satisfy the requirements of Section 401(a) of the Code and that the trust thereunder is exempt from federal income taxes under the provisions of Section 501(a) of the Code.   The Plan has been amended since receiving the determination letter.  However, the Plan administrator and the Plan’s counsel believe that the Plan is designed and is currently being operated in compliance with the applicable provisions of the Code.

NOTE 7 – TERMINATION PRIORITIES

Although the Company anticipates that the Plan will continue indefinitely, it reserves the right by action of its Board to amend or terminate the Plan provided that such action does not retroactively reduce earned participant benefits.

In the event of Plan termination, participants become fully vested.  Upon termination, the Plan provides that the net assets of the Plan would be distributed to participants based on their respective account balances.

VIACOM 401(k) PLAN

NOTES TO THE FINANCIAL STATEMENTS

(Tabular dollars in thousands)

NOTE 8 - INVESTMENT IN MASTER TRUST INVESTMENT ACCOUNTS

The value of the Plan’s interest in the total investments of each of the MTIAs at December 31, 2003 and 2002 was as follows:

	At December 31,
	2003	2002
INVESCO Stable Value Fund	99.84%	99.95%
Putnam Large Cap Growth Fund	99.53%	99.72%
Barclays Global Investors S&P 500 Index Fund	79.61%	—
Mellon Bank EB SMAM Aggregate Bond Index Fund	90.03%	—
The Boston Company Large Cap Value Fund	96.17%	—
Mellon Capital Tactical Asset Allocation Fund	100.00%	—

See Note 2 for a description of the MTIAs.

The following table presents the investments held by the MTIAs:

	At December 31,
	2003	2002
INVESCO Fund, at contract value
Synthetic investment contracts	$59,353	$234,217
Separate accounts	501,286	297,481
Guaranteed investment contracts	7,531	26,941
Registered investment companies	1,370	—
Cash and cash equivalents	5,989	10,664
Putnam Fund, at fair value
Common stocks	138,793	109,469
Registered investment companies	3,686	3,400
Cash and cash equivalents	448	1,901
Barclays Global Investors S&P 500 Index Fund (a)	565,116	—
Mellon Bank EB SMAM Aggregate Bond Index Fund (a)	58,783	—
The Boston Company Large Cap Value Fund (a)	73,380	—
Mellon Capital Tactical Asset Allocation Fund (a)	1,993	—
Net investments held by the MTIAs	$1,417,728	$684,073

(a) Invested entirely in commingled trust funds.

VIACOM 401(k) PLAN

NOTES TO THE FINANCIAL STATEMENTS

(Tabular dollars in thousands)

Investment income of the MTIAs was as follows:

Year Ended December 31, 2003
Synthetic investment contracts	$8,149
Separate accounts	17,414
Guaranteed investment contracts	874
Interest income	147
Dividends	1,535
Net appreciation of Putnam Fund	28,423
Net appreciation of commingled trust funds	150,680
Investment manager fees	(1,356)
Net investment income	$205,866

The guaranteed investment contracts and synthetic investment contracts are fully benefit-responsive and are valued at contract value.  The Company does not expect any employer initiated events that may cause premature liquidation of a contract at market value.  At December 31, 2003 and 2002, investments in the INVESCO Stable Value Fund MTIA at contract value of $575,528,779 and $569,303,476, respectively, had fair values in the aggregate of $598,977,561 and $599,844,594, respectively.  The average yield was approximately 4.8% for 2003 and 4.9% for 2002 and crediting interest rates were approximately 4.3% at December 31, 2003 and 5.5% at December 31, 2002.

NOTE 9 - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	At December 31,
	2003	2002
Net assets available for benefits per the financial statements	$2,122,979	$1,781,655
Amounts allocated to withdrawing participants	(293)	(1,817)
Net assets available for benefits per the Form 5500	$2,122,686	$1,779,838

VIACOM 401(k) PLAN

NOTES TO THE FINANCIAL STATEMENTS

(Tabular dollars in thousands)

The following is a reconciliation of benefits paid to participants as reflected in the financial statements to the Form 5500:

Year Ended December 31, 2003
Benefits paid to participants per the financial statements	$132,363
Add: Amounts allocated to withdrawing participants at December 31, 2003	293
Less: Amounts allocated to withdrawing participants at December 31, 2002	(1,817)
Benefits paid to participants per the Form 5500	$130,839

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but were not paid as of that date.

SCHEDULE H, line 4i

VIACOM 401 (k) PLAN

SCHEDULE OF ASSETS HELD AT END OF YEAR

DECEMBER 31, 2003

(Dollars in thousands)

Identity of issuer, borrower, lessor or similar party		Maturity and Interest Rates	Cost (a)	Current Value
	SELF DIRECTED ACCOUNTS			$17,948

	CORPORATE STOCK-COMMON
*	VIACOM INC CLASS A COMMON STOCK			8,787
*	VIACOM INC CLASS A COMMON STOCK - NONPARTICIPANT-DIRECTED		$35	103
*	VIACOM INC CLASS B COMMON STOCK			437,637
*	VIACOM INC CLASS B COMMON STOCK - NONPARTICIPANT-DIRECTED		$15,133	18,020

	TOTAL CORPORATE STOCK-COMMON			464,547

	REGISTERED INVESTMENT COMPANIES

	VANGUARD LIFESTRATEGY MODERATE GROWTH FUND			88,601
	DFA U.S. SMALL CAP FUND			58,635
	VANGUARD LIFESTRATEGY GROWTH FUND			29,086
	FIDELITY MID CAP STOCK FUND			25,911
	FIDELITY SELECT TECHNOLOGY FUND			18,239
	VANGUARD LIFESTRATEGY CONSERVATIVE GROWTH FUND			16,567
	MFS NEW DISCOVERY FUND, CLASS A			8,451
	VANGUARD CALVERT SOCIAL INDEX FUND			2,083

	TOTAL REGISTERED INVESTMENT COMPANIES			247,573

	COMMINGLED TRUST FUNDS
	CAPITAL GUARDIAN INTL EQUITY FUND			54,691
	CAPITAL GUARDIAN EMERGING MARKETS EQUITY FUND			7,455

	TOTAL COMMINGLED TRUST FUNDS			62,146

	LOANS TO PARTICIPANTS	Various maturities and interest rates ranging from 5.0% to 11.74%		30,987

	GRAND TOTAL			$823,201

(a)  Cost for nonparticipant-directed investments only

*   Identified as a party-in-interest to the Plan.

S-1

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the persons who administer the Plan have duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

VIACOM 401(k) PLAN

Date: June 25, 2004	By:	/s/ BARBARA MICKOWSKI
Barbara Mickowski
Member of the Retirement Committee

S-2